Exhibit 99.1

Quhuo Announces Plan to Implement ADS Ratio Change

BEIJING, April 24, 2026 /PRNewswire/ -- Quhuo Limited (OTC: QHUOY) ("Quhuo" or the "Company"), a leading gig economy platform focusing on local life services, today announced that it will change the ratio of its American Depositary Shares ("ADSs") to Class A ordinary shares (the "ADS Ratio") from the current ADS Ratio of one ADS to nine hundred (900) Class A ordinary shares, par value US$0.0001 per share, of the Company (the "Class A Ordinary Shares"), to a new ADS Ratio of one ADS to twenty-seven thousand (27,000) Class A Ordinary Shares.

The Company anticipates that the change in the ADS Ratio will be effective on April 27, 2026 (U.S. Eastern Time). Quhuo’s ADSs will continue to be quoted on the OTC Market under the symbol "QHUOY" under a new CUSIP number, 74841Q407.

For Quhuo’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-30 reverse ADS split and will have no impact on an ADS holder’s proportional equity interest in the Company. Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every thirty (30) existing ADSs then held for one (1) new ADS. Deutsche Bank Trust Company Americas, as the depositary bank for Quhuo’s ADS program, will arrange for the exchange of the current ADSs for the new ones, if needed.

No fractional ADSs will be allocated in connection with such ADS Ratio change. The aggregate fractions, if any, will be sold and the net proceeds (after deduction of fees, taxes, and expenses) will be distributed to the entitled ADS holders.

As a result of the change in the ADS Ratio, Quhuo’s ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than 30 times the ADS trading price before the change.

About Quhuo Limited

Quhuo Limited (OTC: QHUOY) (“Quhuo” or the “Company”) is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo's business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo's current expectations and involve risks and uncertainties. Quhuo's actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo's abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) establish in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company's filings with the Securities and Exchange Commission, including, without limitation, the Company's latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For further information:

Quhuo Limited

E-mail: pr@meishisong.cn